Exhibit 99.1

Obsidian Energy Announces an Increase in its Syndicated Credit Facility and Provides an Operational Update

CALGARY, Dec. 17, 2018 /CNW/ – OBSIDIAN ENERGY LTD. (TSX – OBE, NYSE – OBE.BC) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) announces that its semi-annual borrowing base redetermination has resulted in a $30 million increase to its syndicated credit facility to $470 million. Additionally, Obsidian Energy provides an update on our latest Cardium drilling activity.

Increased Syndicated Credit Facility

The Company has a reserve-based syndicated credit facility, with an underlying borrowing base of $550 million, less the amount of outstanding pari passu senior notes. The increase in the syndicated credit facility from $440 million to $470 million is primarily due to the July 2018 retirement of an outstanding Pound Sterling cross currency swap.

The reserve-based syndicated credit facility is subject to a semi-annual borrowing base redetermination in May and November of each year.

Cardium Drilling Program Update

Obsidian Energy is pleased to report that our second half 2018 Cardium program is proceeding ahead of schedule and under budget. Additionally, well deliverability is meeting our updated type-curves as presented during our recent Investor Day. We now expect to have 10 wells on production prior to the end of 2018, up from five wells in our original plan.

To date, we have drilled 14 wells in Willesden Green, completing our second half 2018 program. Our technical team has optimized the design of one of our pads, resulting in one less well in the program while maintaining the same production rate expectations of approximately 2,700 bbl of oil per day and 3,800 boe per day in February 2019. Obsidian Energy will continue to bring our Willesden Green Cardium wells on production as planned, prioritizing our strongest netback production within the Alberta Government’s mandated production curtailment.

Completions activity has progressed better than expected, with 10 wells fractured to date. Stimulation costs have been considerably under estimates resulting from optimized operations and service provider cost reductions. A summary of our strong production performance is outlined in the table below.

Pad	Status	Deliverability
8-9 (3 wells)	On production	IP30 total pad: 1,762 boe per day (1,222 bbl of oil per day) IP30 per well: 587 boe per day (407 bbl of oil per day)
14-1 (2 wells)	On production	IP20 total pad: 837 boe per day (697 bbl of oil per day) IP20 per well: 419 boe per day (348 bbl of oil per day)
4-6 (3 wells)	On production mid-December	Initial flowback rates in line with pads above
1-36 (2 wells)	On production end of December	Initial flowback rates in line with pads above
9-2 (2 wells)	Early January completion
5-18 (2 wells)	Mid-January completion

All figures contained in this release are in Canadian dollars.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our expectation for when certain wells to be on production and completed; production expectations despite their being one less well in the program; and that we will continue to bring our Willesden Green Cardium wells on production as planned, prioritizing our strongest netback production within the Alberta Government’s mandated production curtailment.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things that we do not dispose of any material producing properties; our ability to execute our long-term plan as described herein and in our other disclosure documents and the impact that the successful execution of such plan will have on our Company and our shareholders; that the current commodity price and foreign exchange environment will continue or improve; that the curtailment requirement will continue or improve as it stands today; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability to renew or replace our syndicated bank facility and our ability to finance the repayment of our senior notes on maturity; and our ability to add production and reserves through our development and exploitation activities.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we will not be able to continue to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that we anticipate will accrue to our Company and our securityholders as a result of the successful execution of such plans do not materialize; the possibility that we are unable to execute some or all of our ongoing asset disposition program on favourable terms or at all; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); and the other factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

OBSIDIAN ENERGY: Suite 200, 207—9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.obsidianenergy.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@obsidianenergy.com